SPARK THERAPEUTICS, INC.

3737 MARKET STREET, SUITE 1300

PHILADELPHIA, PENNSYLVANIA 19104

January 27, 2015

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Spark Therapeutics, Inc.

Registration Statement on Form S-1

File No. 333-201318

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Spark Therapeutics, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-201318), as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern time on January 29, 2015, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

(a)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(b)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(c)	the Registrant may not assert staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Very truly yours,

Spark Therapeutics, Inc.

By:	/s/ Jeffrey D. Marrazzo
Name:	Jeffrey D. Marrazzo
Title:	Chief Executive Officer

[Signature Page to Request for Acceleration]

J.P. MORGAN SECURITIES LLC 383 Madison Avenue New York, NY 10179	CREDIT SUISSE SECURITIES (USA) LLC Eleven Madison Avenue New York, NY 10010

January 27, 2015

Re:	Spark Therapeutics, Inc. Registration Statement on Form S-1 Registration File No. 333-201318

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Sir/Madam:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, wish to advise you that 3,213 copies of the Preliminary Prospectus included in the Registration Statement on Form S-1 were distributed during the period January 20, 2015 through the date hereof, to prospective underwriters, institutions, dealers and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

In accordance with Rule 461 of the Act, we hereby join in the request of Spark Therapeutics, Inc. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 p.m. Eastern time on January 29, 2015, or as soon thereafter as practicable.

[Remainder of page intentionally left blank]

Very truly yours,

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ Jessica Kaminski
Name: Jessica Kaminski
Title: Vice President

By:	CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Nathanael Chang
Name: Nathanael Chang
Title: Director

[Signature page to Acceleration Request Letter]